UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GasLog Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2687W108

(CUSIP Number)

GasLog Ltd.

7 Rue du Gabian

MC 98000 Monaco

Copy to:

Nicola Lloyd, General Counsel

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

+377 97 97 51 15

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2687W108	13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) GasLog Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,379,602(1)

	8	Shared Voting Power

	9	Sole Dispositive Power 14,379,602

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,379,602

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13	Percent of Class Represented by Amount in Row (11) 31.91%(2)

14	Type of Reporting Person (See Instructions) CO

(1)  As of the date hereof, GasLog Ltd. (“GasLog”) beneficially owns 11,846,691 common units representing limited partner interests (“Common Units”) in the Issuer and, as of June 30, 2019, will own an additional 2,532,911 Common Units in the Issuer, resulting in an aggregate amount of 14,379,602 Common Units. In addition, GasLog beneficially owns through its wholly owned subsidiary, GasLog Partners GP LLC, 100% of the general partner units (the “GP Units”) and, as of June 30, 2019, GasLog will own 100% of the 2,490,000 Class B units representing limited partner interests (“Class B Units”) in the Issuer.
(2)  The percent ownership is calculated based on an aggregate number of 45,062,492 Common Units issued and outstanding as of June 24, 2019, as reported by the Issuer to the Reporting Person.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D is being filed by GasLog Ltd., a Bermuda exempted company (“GasLog” or the “Reporting Person”) to amend the Amendment No.1 to Schedule 13D filed on November 27, 2018 (the “Amended Schedule 13D”).

This Amendment No. 2 hereby amends Item 4 and Item 6 of the Amended Schedule 13D as follows:

Item 4.             Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended by deleting in its entirety the fifth paragraph thereof and substituting the following paragraphs in lieu thereof:

GasLog and the Partnership have agreed to modify the capital structure of the Partnership with respect to the incentive distribution rights of the Partnership (“IDRs”). On June 24, 2019, the Partnership entered into an exchange agreement, effective as of June 30, 2019 (the “Exchange Agreement”), with GasLog and the General Partner, pursuant to which GasLog will contribute all of its IDRs, which  IDRs will be canceled by the Partnership, in exchange for the issuance by the Partnership to GasLog of (i) 2,532,911 Common Units and (ii) 2,490,000 Class B Units

Pursuant to a sixth amendment and restatement of the Partnership Agreement, dated as of June 24, 2019 and effective as of June 30, 2019 (the “Sixth Amended Agreement”), a new class of Class B Units was created which will not be entitled to receive cash distributions until they convert into Common Units.

The Class B Units will be divided into six tranches, with the first tranche of 415,000 Class B Units becoming convertible at GasLog’s option on July 1, 2020, the second tranche of 415,000 Class B Units becoming convertible at GasLog’s option on July 1, 2021, the third tranche of 415,000 Class B Units becoming convertible at GasLog’s option on July 1, 2022, the fourth tranche of 415,000 Class B Units becoming convertible at GasLog’s option on July 1, 2023, the fifth tranche of 415,000 Class B Units becoming convertible at GasLog’s option on July 1, 2024 and the sixth tranche of 415,000 Class B Units becoming convertible at GasLog’s option on July 1, 2025.

The foregoing descriptions of the Exchange Agreement and the Sixth Amended Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exchange Agreement and the Sixth Amended Agreement, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 2.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following:

Item 4 of this Amendment No. 2 summarizes certain provisions of the Exchange Agreement and the Sixth Amended Agreement and is incorporated herein by reference.

Item 7.             Materials To Be Filed as Exhibits

Exhibit 1 — Exchange Agreement, dated as of June 24, 2019, among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. (incorporated by reference to Exhibit 10.1 to the Form 6-K of GasLog Partners LP filed with the Commission on June 24, 2019).

Exhibit 2 — Sixth Amended and Restated Agreement of Limited Partnership of GasLog Partners LP, dated June 24, 2019 (incorporated by reference to Exhibit 3.2 to the Form 6-K of GasLog Partners LP filed with the Commission on June 24, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2019

By:	/s/ Paul A. Wogan
	Name:	Paul A. Wogan
	Title:	Chief Executive Officer